Exhibit 99.1

Vipshop Reports Unaudited Fourth Quarter and Full Year 2023 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on February 28, 2024

Guangzhou, China, February 28, 2024 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter and full year ended December 31, 2023.

Fourth Quarter and Full Year 2023 Highlights

•

Total net revenues for the fourth quarter of 2023 increased by 9.2% year over year to RMB34.7 billion (US$4.9 billion) from RMB31.8 billion in the prior year period. Total net revenues for the full year of 2023 increased by 9.4% year over year to RMB112.9 billion (US$15.9 billion) from RMB103.2 billion in the prior year.

•

GMV[1] for the fourth quarter of 2023 increased by 21.9% year over year to RMB66.4 billion from RMB54.4 billion in the prior year period. GMV for the full year of 2023 increased by 18.7% year over year to RMB208.0 billion from RMB175.2 billion in the prior year.

•

Gross profit for the fourth quarter of 2023 increased by 19.3% year over year to RMB8.2 billion (US$1.2 billion) from RMB6.9 billion in the prior year period. Gross profit for the full year of 2023 increased by 19.0% year over year to RMB25.7 billion (US$3.6 billion) from RMB21.6 billion in the prior year.

•

Net income attributable to Vipshop’s shareholders for the fourth quarter of 2023 increased by 32.2% year over year to RMB3.0 billion (US$415.8 million) from RMB2.2 billion in the prior year period. Net income attributable to Vipshop’s shareholders for the full year of 2023 increased by 28.9% year over year to RMB8.1 billion (US$1.1 billion) from RMB6.3 billion in the prior year.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the fourth quarter of 2023 increased by 43.4% year over year to RMB3.2 billion (US$450.5 million) from RMB2.2 billion in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2023 increased by 39.1% year over year to RMB9.5 billion (US$1.3 billion) from RMB6.8 billion in the prior year.

•

The number of active customers[3] for the fourth quarter of 2023 increased by 2.3% year over year to 48.5 million from 47.5 million in the prior year period. The number of active customers for the full year of 2023 increased by 3.9% year over year to 87.4 million from 84.1 million in the prior year.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, Shan Shan Outlets, and other offline stores during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Shan Shan Outlets, and other offline stores, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which, for the periods presented in this press release, is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments.

[3]

“Active customers” is defined as registered members who have purchased from the Company’s self-operated online sales business or the Company’s online marketplace platforms, excluding those who made their purchases from the Company’s online stores operated at third-party platforms, at least once during the relevant period. Beginning in the fourth quarter of 2023, the Company has updated its definition of “active customers,” excluding the registered members who made their purchases from the Company’s online stores operated at third-party platforms. The active customer figures for the historical periods presented in this press release have been retrospectively adjusted accordingly.

•

Total orders[4] for the fourth quarter of 2023 increased by 7.2% year over year to 234.3 million from 218.5 million in the prior year period. Total orders for the full year of 2023 increased by 9.8% year over year to 812.3 million from 739.5 million in the prior year.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We rounded off 2023 with a set of results well beyond our expectations, as we successfully executed our merchandising strategy to seize opportunities in value-based spending amid strong seasonal demand. Apparel categories continued to fuel our growth and outperformed the industry average all year long, which helped us cross RMB200 billion in total annual GMV for the first time in our history. Our strategy focusing on discount retail for brands pays off. We have made great progress in merchandise expansion and value-for-money perception. This has been instrumental in increased customer loyalty and double-digit growth in active Super VIP members. Looking ahead, we are confident that our sustainable business model will lead us to longer-term growth.”

Mr. Mark Wang, Chief Financial Officer of Vipshop, further commented, “We delivered another quarter of solid financial performance, ending 2023 as the most profitable year in our history. Benefiting from a number of efficiency improvement initiatives last year, we are acting faster, pushing forward company priorities, and building greater synergies. We look forward to maintaining operating discipline while investing in areas that can better engage with brand partners and customers. Moreover, our board of directors approved an annual cash dividend policy, demonstrating our confidence in future growth and earnings as well as long-term commitment to shareholder value creation.”

Fourth Quarter 2023 Financial Results

REVENUES

Total net revenues for the fourth quarter of 2023 increased by 9.2% year over year to RMB34.7 billion (US$4.9 billion) from RMB31.8 billion in the prior year period, primarily attributable to the growth in active customers and spending driven by the recovery in consumption of discretionary categories.

GROSS PROFIT

Gross profit for the fourth quarter of 2023 increased by 19.3% year over year to RMB8.2 billion (US$1.2 billion) from RMB6.9 billion in the prior year period. Gross margin for the fourth quarter of 2023 increased to 23.7% from 21.7% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the fourth quarter of 2023 increased by 4.8% year over year to RMB4.9 billion (US$685.8 million) from RMB4.6 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the fourth quarter of 2023 decreased to 14.0% from 14.6% in the prior year period.

[4]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

•

Fulfillment expenses for the fourth quarter of 2023 increased by 17.0% year over year to RMB2.5 billion (US$355.7 million) from RMB2.2 billion in the prior year period. As a percentage of total net revenues, fulfillment expenses for the fourth quarter of 2023 was 7.3%, as compared with 6.8% in the prior year period.

•

Marketing expenses for the fourth quarter of 2023 decreased by 10.7% year over year to RMB843.2 million (US$118.8 million) from RMB944.1 million in the prior year period. As a percentage of total net revenues, marketing expenses for the fourth quarter of 2023 decreased to 2.4% from 3.0% in the prior year period.

•

Technology and content expenses for the fourth quarter of 2023 increased by 21.5% year over year to RMB496.4 million (US$69.9 million) from RMB408.5 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the fourth quarter of 2023 was 1.4%, as compared with 1.3% in the prior year period.

•

General and administrative expenses for the fourth quarter of 2023 decreased by 11.7% year over year to RMB1.0 billion (US$141.5 million) from RMB1.1 billion in the prior year period. As a percentage of total net revenues, general and administrative expenses for the fourth quarter of 2023 decreased to 2.9% from 3.6% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the fourth quarter of 2023 increased by 46.2% year over year to RMB3.7 billion (US$516.7 million) from RMB2.5 billion in the prior year period. Operating margin for the fourth quarter of 2023 increased to 10.6% from 7.9% in the prior year period.

Non-GAAP income from operations5 for the fourth quarter of 2023, which excluded share-based compensation expenses, increased by 42.5% year over year to RMB4.0 billion (US$556.8 million) from RMB2.8 billion in the prior year period. Non-GAAP operating margin6 for the fourth quarter of 2023 increased to 11.4% from 8.7% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the fourth quarter of 2023 increased by 32.2% year over year to RMB3.0 billion (US$415.8 million) from RMB2.2 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the fourth quarter of 2023 increased to 8.5% from 7.0% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the fourth quarter of 2023 increased to RMB5.35 (US$0.75) from RMB3.66 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the fourth quarter of 2023, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments, increased by 43.4% year over year to RMB3.2 billion (US$450.5 million) from RMB2.2 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the fourth quarter of 2023 increased to 9.2% from 7.0% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the fourth quarter of 2023 increased to RMB5.79 (US$0.82) from RMB3.65 in the prior year period.

[5]	Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.
[6]	Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADSs outstanding for computing diluted earnings per ADS.

For the quarter ended December 31, 2023, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 551,902,525.

BALANCE SHEET AND CASH FLOW

As of December 31, 2023, the Company had cash and cash equivalents and restricted cash of RMB26.3 billion (US$3.7 billion) and short term investments of RMB2.0 billion (US$279.3 million).

For the quarter ended December 31, 2023, net cash generated from operating activities was RMB8.7 billion (US$1.2 billion), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended	Dec 31, 2022 RMB’000	Dec 31, 2023 RMB’000	Dec 31, 2023 US$’000
Net cash generated from operating activities	6,525,597	8,696,378	1,224,859
Reconciling items:
Net impact from internet financing activities[11]	243,833	53,725	7,567
Capital expenditures	(587,100)	(1,398,506)	(196,975)

Free cash inflow	6,182,330	7,351,597	1,035,451

Full Year 2023 Financial Results

Total net revenues for the full year of 2023 increased by 9.4% year over year to RMB112.9 billion (US$15.9 billion) from RMB103.2 billion in the prior year.

Gross profit for the full year of 2023 increased by 19.0% year over year to RMB25.7 billion (US$3.6 billion) from RMB21.6 billion in the prior year. Gross margin for the full year of 2023 increased to 22.8% from 21.0% in the prior year.

Income from operations for the full year of 2023 increased by 46.9% year over year to RMB9.1 billion (US$1.3 billion) from RMB6.2 billion in the prior year. Operating margin for the full year increased to 8.1% from 6.0% in the prior year.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

[11]

Net impact from internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Non-GAAP income from operations for the full year of 2023, which excluded share-based compensation expenses, increased by 43.3% year over year to RMB10.6 billion (US$1.5 billion) from RMB7.4 billion in the prior year. Non-GAAP operating margin for the full year of 2023 increased to 9.4% from 7.2% in the prior year.

Net income attributable to Vipshop’s shareholders for the full year of 2023 increased by 28.9% year over year to RMB8.1 billion (US$1.1 billion) from RMB6.3 billion in the prior year. Net margin attributable to Vipshop’s shareholders for the full year of 2023 increased to 7.2% from 6.1% in the prior year. Net income attributable to Vipshop’s shareholders per diluted ADS for the full year of 2023 increased to RMB14.42 (US$2.03) from RMB9.83 in the prior year.

Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2023, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments, increased by 39.1% year over year to RMB9.5 billion (US$1.3 billion) from RMB6.8 billion in the prior year. Non-GAAP net margin attributable to Vipshop’s shareholders for the full year of 2023 increased to 8.4% from 6.6% in the prior year. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS for the full year of 2023 increased to RMB16.90 (US$2.38) from RMB10.67 in the prior year.

For the full year of 2023, the Company’s weighted average number of ADSs used in computing diluted earnings per ADS was 562,761,990.

For the full year of 2023, net cash generated from operating activities was RMB14.4 billion (US$2.0 billion), and free cash flow, a non-GAAP measurement of liquidity, was as follows:

For the trailing twelve months ended	Dec 31, 2022 RMB’000	Dec 31, 2023 RMB’000	Dec 31, 2023 US$’000
Net cash generated from operating activities	10,519,692	14,414,513	2,030,242
Reconciling items:
Net impact from internet financing activities	408,550	104,964	14,784
Capital expenditures	(3,102,589)	(5,230,737)	(736,734)

Free cash inflow	7,825,653	9,288,740	1,308,292

Share Repurchase Program

During the quarter ended December 31, 2023, the Company repurchased US$3.4 million of its ADSs under its current US$1 billion share repurchase program, which is effective through March 2025. As of December 31, 2023, the Company had an unutilized amount of US$548.1 million under this program.

Annual Dividend Policy and Declaration of 2023 Dividend

On February 22, 2024, the board of directors of the Company adopted an annual cash dividend policy, under which the Company may choose to declare and distribute a cash dividend each year in accordance with the memorandum and articles of association of the Company and the applicable laws and regulations. Under the policy, the board of directors of the Company reserves the discretion relating to the determination to make dividend distributions and the amount of such distributions in any particular year, depending on the Company’s operations and earnings, cash flow, financial condition, and other relevant factors.

Accordingly, on the same day, for the fiscal year of 2023, the board of directors of the Company declared a dividend of US$2.15 per ordinary share, or US$0.43 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on March 15, 2024. The aggregate amount of cash dividends to be paid will be approximately US$250 million, which is expected to be paid on April 8, 2024. Holders of the Company’s ADSs will receive the cash dividends through the depositary, Deutsche Bank Trust Company Americas, subject to the terms of the deposit agreement.

Business Outlook

For the first quarter of 2024, the Company expects its total net revenues to be between RMB27.5 billion and RMB28.9 billion, representing a year-over-year increase of approximately 0% to 5%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the effective noon buying rate on December 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 29, 2023, or at any other rate.

Conference Call Information

The Company will hold a conference call on Wednesday, February 28, 2024 at 7:30 am U.S. Eastern Time, 8:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BIcb871fc012e045edb5fd02b7c2874334

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/rvsmyjg9. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding needs for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. For the periods presented in this press release, non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues. Free cash flow is net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure, technology platform and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended			Twelve Months Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Product revenues	29,914,304	32,435,188	4,568,401	97,250,078	105,613,485	14,875,348
Other revenues (1)	1,843,456	2,239,288	315,397	5,902,411	7,242,535	1,020,090

Total net revenues	31,757,760	34,674,476	4,883,798	103,152,489	112,856,020	15,895,438

Cost of revenues	(24,857,565)	(26,441,622)	(3,724,225)	(81,536,409)	(87,135,128)	(12,272,726)

Gross profit	6,900,195	8,232,854	1,159,573	21,616,080	25,720,892	3,622,712

Operating expenses:
Fulfillment expenses (2)	(2,157,586)	(2,525,204)	(355,668)	(7,247,210)	(8,262,004)	(1,163,679)
Marketing expenses	(944,051)	(843,208)	(118,763)	(2,831,316)	(3,242,215)	(456,656)
Technology and content expenses	(408,543)	(496,442)	(69,922)	(1,605,422)	(1,767,530)	(248,951)
General and administrative expenses	(1,137,858)	(1,004,539)	(141,486)	(4,459,518)	(4,146,568)	(584,032)

Total operating expenses	(4,648,038)	(4,869,393)	(685,839)	(16,143,466)	(17,418,317)	(2,453,318)

Other operating income	257,062	304,818	42,933	724,832	801,560	112,897

Income from operations	2,509,219	3,668,279	516,667	6,197,446	9,104,135	1,282,291
Investment gain (loss) and revaluation of investments	257,064	(4,449)	(627)	546,031	(18,054)	(2,543)
Impairment loss of investments	(34,347)	0	0	(93,904)	(19,105)	(2,691)
Interest expense	(4,311)	(14,770)	(2,080)	(24,258)	(22,932)	(3,230)
Interest income	198,255	208,913	29,425	764,018	780,292	109,902
Exchange gain (loss)	160,542	(78,151)	(11,007)	687,871	162,666	22,911

Income before income tax expense and share of income of equity method investees	3,086,422	3,779,822	532,378	8,077,204	9,987,002	1,406,640
Income tax expenses	(903,839)	(771,969)	(108,730)	(1,758,810)	(1,866,004)	(262,821)
Share of income (loss) of equity method investees	59,176	(25,236)	(3,554)	(6,559)	80,301	11,310

Net income	2,241,759	2,982,617	420,094	6,311,835	8,201,299	1,155,129
Net income attributable to non-controlling interests	(7,998)	(30,470)	(4,292)	(13,019)	(84,675)	(11,926)

Net income attributable to Vipshop’s shareholders	2,233,761	2,952,147	415,802	6,298,816	8,116,624	1,143,203
Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	121,010,371	108,441,659	108,441,659	127,235,048	110,695,778	110,695,778
—Diluted	122,089,636	110,380,505	110,380,505	128,157,304	112,552,398	112,552,398
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	18.46	27.22	3.83	49.51	73.32	10.33
Net income attributable to Vipshop’s shareholders—Diluted	18.30	26.75	3.77	49.15	72.11	10.16
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	3.69	5.44	0.77	9.90	14.66	2.07
Net income attributable to Vipshop’s shareholders—Diluted	3.66	5.35	0.75	9.83	14.42	2.03

(1)   Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(1)   Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2)   Fulfillment expenses include shipping and handling expenses, which amounted RMB1.5 billion and RMB1.8 billion in the three month periods ended December 31, 2022 and December 31, 2023, respectively.

(2)   Fulfillment expenses include shipping and handling expenses, which amounted RMB5.1 billion and RMB5.8 billion in the twelve month periods ended December 31, 2022 and December 31, 2023, respectively.

(3)   Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(3)   Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended			Twelve Months Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	16,913	18,586	2,618	74,063	77,926	10,976
Marketing expenses	4,489	7,683	1,082	14,630	33,379	4,701
Technology and content expenses	52,588	86,591	12,196	242,714	330,197	46,507
General and administrative expenses	191,191	171,805	24,198	876,174	1,068,304	150,467

Total	265,181	284,665	40,094	1,207,581	1,509,806	212,651

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	21,938,653	25,414,729	3,579,590
Restricted cash	1,164,748	882,637	124,317
Short term investments	1,595,904	1,983,201	279,328
Accounts receivable, net	567,730	778,767	109,687
Amounts due from related parties, net	670,187	553,502	77,959
Other receivables and prepayments, net	2,280,449	2,298,612	323,753
Loan receivables, net	882	4,437	625
Inventories	5,515,880	5,644,713	795,041

Total current assets	33,734,433	37,560,598	5,290,300

NON-CURRENT ASSETS
Property and equipment, net	16,225,589	16,882,100	2,377,794
Deposits for property and equipment	296,717	200,739	28,273
Land use rights, net	7,638,506	10,132,626	1,427,151
Intangible assets, net	336,599	332,821	46,877
Investment in equity method investees	2,162,872	2,155,561	303,604
Other investments	2,660,305	2,916,189	410,737
Other long-term assets	91,762	147,669	20,799
Goodwill	755,213	755,213	106,370
Deferred tax assets, net	681,770	685,017	96,483
Operating lease right-of-use assets	891,744	554,061	78,038

Total non-current assets	31,741,077	34,761,996	4,896,126

TOTAL ASSETS	65,475,510	72,322,594	10,186,426

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short term loans	2,687,438	1,425,576	200,788
Accounts payable	15,018,138	17,259,395	2,430,935
Advance from customers	1,737,424	1,689,881	238,015
Accrued expenses and other current liabilities	8,394,742	9,560,449	1,346,562
Amounts due to related parties	151,736	150,373	21,180
Deferred income	400,207	457,594	64,451
Operating lease liabilities	136,435	80,868	11,390

Total current liabilities	28,526,120	30,624,136	4,313,321

NON-CURRENT LIABILITIES
Deferred tax liability	573,734	692,492	97,535
Deferred income-non current	1,469,685	1,756,949	247,461
Operating lease liabilities	832,928	689,259	97,080

Total non-current liabilities	2,876,347	3,138,700	442,076

TOTAL LIABILITIES	31,402,467	33,762,836	4,755,397

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, 124,060,090 and 98,877,929 shares issued, of which 101,621,330 and 92,900,247 shares were outstanding as of December 31, 2022 and December 31, 2023, respectively)	80	62	9
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively)	11	11	2
Treasury shares, at cost(22,438,760 and 5,977,682 Class A shares as of December 31, 2022 and December 31, 2023, respectively )	(8,352,511)	(3,624,763)	(510,537)
Additional paid-in capital	13,091,781	4,444,755	626,031
Retained earnings	28,720,304	36,836,928	5,188,373
Accumulated other comprehensive loss	(707,628)	(695,589)	(97,972)
Non-controlling interests	1,321,006	1,598,354	225,123

Total shareholders’ equity	34,073,043	38,559,758	5,431,029

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	65,475,510	72,322,594	10,186,426

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Twelve Months Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Income from operations	2,509,219	3,668,279	516,667	6,197,446	9,104,135	1,282,291
Share-based compensation expenses	265,181	284,665	40,094	1,207,581	1,509,806	212,651

Non-GAAP income from operations	2,774,400	3,952,944	556,761	7,405,027	10,613,941	1,494,942

Net income attributable to Vipshop’s shareholders	2,233,761	2,952,147	415,802	6,298,816	8,116,624	1,143,203
Share-based compensation expenses	265,181	284,665	40,094	1,207,581	1,509,806	212,651
Impairment loss of investments	34,347	0	0	93,904	19,105	2,691
Investment (gain) loss and revaluation of investments excluding dividends	(257,064)	4,449	627	(533,826)	18,309	2,579
Reconciling items on the share of equity method investments(4)	(46,430)	27,502	3,874	2,965	7,606	1,071
Tax effects on non-GAAP adjustments	1,270	(70,495)	(9,929)	(232,532)	(161,580)	(22,758)

Non-GAAP net income attributable to Vipshop’s shareholders	2,231,065	3,198,268	450,468	6,836,908	9,509,870	1,339,437

(4) To exclude the GAAP to non-GAAP reconciling items relating to investment (gain) loss and revaluation of investments on the share of equity method investments.

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	121,010,371	108,441,659	108,441,659	127,235,048	110,695,778	110,695,778
—Diluted	122,089,636	110,380,505	110,380,505	128,157,304	112,552,398	112,552,398
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	18.44	29.49	4.15	53.73	85.91	12.10
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	18.27	28.97	4.08	53.35	84.49	11.90
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	3.69	5.90	0.83	10.75	17.18	2.42
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	3.65	5.79	0.82	10.67	16.90	2.38